wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

17 December 2008

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 17 November 2008 and 16 December 2008 (inclusive)

   - Notifications of Transactions in Own Shares (Share Repurchase Programme)
   - Notification in relation to voting rights and capital
   - Notifications of major interests in shares

2. Documents filed with Registrar of Companies for Scotland

   - Forms 169 – Returns by a company purchasing its own shares

3. Documents submitted to the Financial Services Authority

   None during this period

wolfson®
microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

17 December 2008

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures

SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 17 November 2008 and 16 December 2008 (inclusive)

- Notifications of Transactions in Own Shares (Share Repurchase Programme)
- Notification in relation to voting rights and capital
- Notifications of major interests in shares

2. Documents filed with Registrar of Companies for Scotland

- Forms 169 – Returns by a company purchasing its own shares

3. Documents submitted to the Financial Services Authority

None during this period

Regulatory Announcement

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Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	16:52 18-Nov-08
Number	4287I16

RNS Number : 4287I
Wolfson Microelectronics PLC
18 November 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 18 November 2008 it purchased for cancellation from JPMorgan Cazenove Limited 38,000 ordinary shares at an average price of 76.9013 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 115,445,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

END

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	16:51 19-Nov-08
Number	5273I16

RNS Number : 5273I
Wolfson Microelectronics PLC
19 November 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 19 November 2008 it purchased for cancellation from JPMorgan Cazenove Limited 112,000 ordinary shares at an average price of 77.665 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 115,445,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

END

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The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	17:15 26-Nov-08
Number	0295J17

RNS Number : 0295J
Wolfson Microelectronics PLC
26 November 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 26 November 2008 it purchased for cancellation from JPMorgan Cazenove Limited 75,000 ordinary shares at an average price of 82.0033 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 115,295,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

END

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectro
TIDM	WLF
Headline	Voting rights and capital
Released	13:38 28-Nov-08
Number	1860J13

RNS Number : 1860J
Wolfson Microelectronics PLC
28 November 2008

Edinburgh, 28 November 2008

Wolfson Microelectronics plc ("the Company")

Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 115,295,980 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 115,295,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectro
TIDM	WLF
Headline	Transaction in Own Shares
Released	16:44 03-Dec-08
Number	5064J16

RNS Number : 5064J
Wolfson Microelectronics PLC
03 December 2008

Wolfson Microelectronics plc -Transaction in Own Shares

Wolfson Microelectronics plc (the "Company") announces that on 3 December 2008 it purchased for cancellation from JPMorgan Cazenove Limited 100,000 ordinary shares at an average price of 72.2814 pence per share. As at today's date the Company holds no ordinary shares in treasury, and has 115,220,980 ordinary shares in issue (excluding treasury shares).

Enquiries:

Wolfson Microelectronics	
Dave Shrigley, CEO	0131 272 7000
Mark Cubitt, Finance Director	
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

END

END

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Holding(s) in Company
Released	17:56 16-Dec-08
Number	2651K17

RNS Number : 2651K
Wolfson Microelectronics PLC
16 December 2008

TR-1: Notifications of Major Interests in Shares	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify):______________	No
3. Full name of person(s) subject to notification obligation:	David John Carey
4. Full name of shareholder(s) (if different from 3):	Vidacos Nominees Limited
5. Date of transaction (and date on which the	16 December 2008

threshold is crossed or reached if different):	
6. Date on which issuer notified:	16 December 2008
7. Threshold(s) that is/are crossed or reached:	4%

8: Notified Details							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
Ordinary Shares 3.95% GB0033563130	4,953,422	4,953,422	4,553,422	4,553,422			

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
4,553,422	3.95%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Adam Klein
15. Contact telephone name:	020 7508 1795

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Notification of Interests
Released	17:57 16-Dec-08
Number	2654K17

RNS Number : 2654K
Wolfson Microelectronics PLC
16 December 2008

TR-1: Notification of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics plc Ord 0.1p
2. Reason for the notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): ______________	
3. Full name of person(s) subject to notification obligation:	Artemis Investment Management Ltd
4. Full name of shareholder(s) (if different from 3):	Artemis Special Situations Akzo Nobel Artemis New Enterprises Barclays Smaller Companies Barclays UK Alpha BAE Systems 2000 Pension Plan Trustees Limited BAE Systems Pensions Funds CIF Trustees Limited Institutional Special Situations L&G (Barclays) MM Alpha L&G (Barclays) MM Alpha Series 2 Pearson Prudential
5. Date of transaction (and date on which the threshold is crossed or reached if different):	12th December 2008
6. Date on which issuer notified:	15th December 2008
7. Threshold(s) that is/are crossed or reached:	10%

8. Notified Details
A: Voting rights attached to shares

Class/type of shares If possible use ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB0033563130 Ordinary Shares	11,803,391	11,803,391	11,879,206		11,879,206	10.30%	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument is exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
11,879,206	10.30%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	Alistair Flemming
15. Contact telephone number:	0131 718 0411

This information is provided by RNS
The company news service from the London Stock Exchange

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Companies House

PP18-1

£535 RECEIVED

2008 DEC 19 P

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please complete in typescript, or in bold black capitals
CHFP000

Please do not write in the space below. For HM Revenue & Customs only where the amount or value of the consideration exceeds £1,000



FIVE HUNDRED POUNDS
TWENTY POUNDS
TEN POUNDS
FIVE POUNDS

Company number SC089839

Company name in full WOLFSON MICROELECTRONICS PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

† A private company is not required to give this information

~~Shares were purchased by the company under section 162 of the above Act as~~ follows

Class of shares	ORDINARY		
Number of shares purchased	125,000		
Nominal value of each share	0.1 PENCE		
Date(s) on which shares were delivered to the company	10 NOVEMBER 2008		
Maximum prices paid for each share †	85.4609 PENCE		
Minimum prices paid for each share †	85.4609 PENCE		

The aggregate amount paid by the company for the shares to *which this return relates* was	£106,826.13
If the amount or value of the consideration is more than £1,000 Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 535

This section only applies to companies which have repurchased shares on or after 13 March 2008

To be completed by companies where the amount or the value of the consideration is **£1,000 or less**

"I / We* certify that the transaction effected by this instrument does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £1,000."

Signature

Signature Jill L Goldsmith **Date** 10 NOVEMBER 2008

* Please delete as appropriate

*(~~director~~ / secretary / ~~administrator / administrative receiver / receiver (Scotland)~~)

Contact details:
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

JILL GOLDSMITH, WOLFSON MICROELECTRONICS PLC
WESTFIELD HOUSE, 26 WESTFIELD ROAD,
EDINBURGH, EH11 2QB Tel 0131 272 7000
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, Wales, CF14 3UZ. DX 33050 Cardiff
for companies registered in England and Wales, or

Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB
DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post)
for companies registered in Scotland

04/08

1. Before this form is delivered to Companies House, if the amount or value of the consideration is more than £1,000 it must be "stamped" by HM Revenue & Customs' Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs' Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs' Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies House
Companies House
Crown Way
Cardiff
CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2ED

DX: ED235 Edinburgh 1

or LP – 4 Edinburgh 2 (legal post)

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please complete in typescript, or in bold black capitals
CHFP000

585

Please do not write in the space below. For HM Revenue & Customs only, where the amount or value of the consideration exceeds £1,000.

Company number SC08983[illegible]

Company name in full WOLFSO[illegible] [illegible] ELECTRONICS P[illegible]

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

† A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	38,000	[illegible]000	
Nominal value of each share	0·1 PENCE	0·1 PENCE	
Date(s) on which shares were delivered to the company	21 NOVEMBER 2008	24 NOVEMBER 2008	
Maximum prices paid for each share †	76·9013 PENCE	77·0665 PENCE	
Minimum prices paid for each share †	76·9013 PENCE	77·0665 PENCE	

The aggregate amount paid by the company for the shares to which this return relates was	£ 116,207·29
If the amount or value of the consideration is more than £1,000 Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 585

This section only applies to companies which have repurchased shares on or after 13 March 2008

To be completed by companies where the amount or the value of the consideration is **£1,000 or less**

"I / We* certify that the transaction effected by this instrument does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £1,000."

Signature

Signature [signature] **Date** 25 NOVEMBER 2008

* Please delete as appropriate

*(~~director~~ / secretary / ~~administrator / administrative receiver / receiver (Scotland)~~)

Contact details:
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

WOLFSON MICROELECTRONICS PLC, WESTFIELD HOUSE,
26 WESTFIELD ROAD, EDINBURGH
EH11 2QB Tel 0131 272 7000
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, Wales, CF14 3UZ. DX 33050 Cardiff
for companies registered in England and Wales, or
Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB
DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post)
for companies registered in Scotland

04/08

1. Before this form is delivered to Companies House, if the amount or value of the consideration is more than £1,000 it must be "stamped" by HM Revenue & Customs' Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs' Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs' Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies House
Companies House
Crown Way
Cardiff
CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2ED

DX: ED235 Edinburgh 1

or LP – 4 Edinburgh 2 (legal post)

Companies House

PP 2...

£310

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please complete in typescript, or in bold black capitals
CHFP000

Please do not write in the space below. For HM Revenue & Customs only, where the amount or value of the consideration exceeds £1,000



Company number SC089839

Company name in full WOLFSON MICROELECTRONICS PLC

Note: This return *must be* delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

† A private *company* is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	ORDINARY		
Number of shares purchased	75,000		
Nominal value of each share	0·1 PENCE		
Date(s) on which shares were delivered to the company	1 DECEMBER 2008		
Maximum prices paid for each share †	82·0033 PENCE		
Minimum prices paid for each share †	82·0033 PENCE		

The aggregate amount paid by the company for the shares to which this return relates was	£61,502·48
If the amount or value of the consideration is more than £1,000 Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 310

This section only applies to companies which have repurchased shares on or after 13 March 2008

To be completed by companies where the amount or the value of the consideration is **£1,000 or less**

"I / We* certify that the transaction effected by this instrument does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £1,000."

Signature

Signature [signature] **Date** 1 DECEMBER 2008

* Please delete as appropriate

*(director / secretary / ~~administrator / administrative receiver / receiver (Scotland)~~)

Contact details:
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

WOLFSON MICROELECTRONICS PLC, WESTFIELD HOUSE
26 WESTFIELD ROAD, EDINBURGH
EH11 2QB Tel 0131 272 7000
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff
for companies registered in England and Wales, or

Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB
DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post)
for companies registered in Scotland

1. Before this form is delivered to Companies House, if the amount or value of the consideration is more than £1,000 it must be "stamped" by HM Revenue & Customs' Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs' Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs' Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies House
Companies House
Crown Way
Cardiff
CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2ED

DX: ED235 Edinburgh 1

or LP – 4 Edinburgh 2 (legal post)

Companies House

£560

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please complete in typescript, or in bold black capitals

CHFP000

Please do not write in the space below. For HM Revenue & Customs only, where the amount or value of the consideration exceeds £1,000


TEN POUNDS
FIFTY POUNDS
FIVE HUNDRED POUNDS

Company number SC089839

Company name in full WOLFSON MICROELECTRONICS PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

† A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	ORDINARY	ORDINARY	
Number of shares purchased	100,000	50,000	
Nominal value of each share	0·1 PENCE	0·1 PENCE	
Date(s) on which shares were delivered to the company	17 NOVEMBER 2008	18 NOVEMBER 2008	
Maximum prices paid for each share †	75·325 PENCE	73·342 PENCE	
Minimum prices paid for each share †	75·325 PENCE	73·342 PENCE	

The aggregate amount paid by the company for the shares to which this return relates was	£ 111,996·00
If the amount or value of the consideration is more than £1,000 Stamp Duty is payable on the aggregate amount at the rate of 0.5 % rounded up to the nearest multiple of £5	£ 560

This section only applies to companies which have repurchased shares on or after 13 March 2008

To be completed by companies where the amount or the value of the consideration is **£1,000 or less**

"I / We* certify that the transaction effected by this instrument does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £1,000."

Signature

Signature Jill L. Goldsmith **Date** 18 NOVEMBER 2008

* Please delete as appropriate

*(director / secretary / ~~administrator / administrative receiver / receiver (Scotland)~~)

Contact details:

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

JILL GOLDSMITH, WOLFSON MICROELECTRONICS PLC
WESTFIELD HOUSE, 26 WESTFIELD ROAD,
EDINBURGH, EH11 2QB Tel 0131 272 7000
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

04/08

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, Wales, CF14 3UZ. DX 33050 Cardiff for companies registered in England and Wales, or

Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post) for companies registered in Scotland

1. Before this form is delivered to Companies House, if the amount or value of the consideration is more than £1,000 it must be "stamped" by HM Revenue & Customs' Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs' Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs' Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies House
Companies House
Crown Way
Cardiff
CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2ED

DX: ED235 Edinburgh 1

or LP – 4 Edinburgh 2 (legal post)

PP 2342

£365

169

Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please complete in typescript, or in bold black capitals
CHFP000

Please do not write in the space below. For HM Revenue & Customs only, where the amount or value of the consideration exceeds £1,000.

Company number SC089839

Company name in full WOLFSON MICROELECTRONICS PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

† A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows

Class of shares	ORDINARY		
Number of shares purchased	100,000		
Nominal value of each share	0·1 PENCE		
Date(s) on which shares were delivered to the company	8 DECEMBER 2008		
Maximum prices paid for each share †	72·2814 PENCE		
Minimum prices paid for each share †	72·2814 PENCE		

The aggregate amount paid by the company for the shares to which this return relates was	£72,281·40
If the amount or value of the consideration is more than £1,000 Stamp Duty is payable on the aggregate amount at the rate of *0.5 % rounded up to the nearest multiple of £5*	£ 365

This section only applies to companies which have repurchased shares on or after 13 March 2008

To be completed by companies where the amount or the value of the consideration is **£1,000 or less**

"I / We* certify that the transaction effected by this instrument does not form part of a larger [...] or series of transactions in respect of which the amount or value, or aggregate amount o[...] consideration exceeds £1,000."

Signature

Signature Jill Goldsmith **Date** 8 De[...]

* Please delete as appropriate

*(director / secretary / ~~administrator / administrative receiver / receiver (Scotland)~~

Contact details:

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

JILL GOLDSMITH, WOLFSON MICROELECTR[...]
WESTFIELD HOUSE, 26 WESTFIELD ROAD
EDINBURGH, EH11 2QB Tel 0131 272 7000
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, Wales, CF14 3UZ.
DX 33050 Cardiff
for companies registered in England and Wales, or

Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB
DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post)
for companies registered in Scotland

1. Before this form is delivered to Companies House, if the amount or value of the consideration is more than £1,000 it must be "stamped" by HM Revenue & Customs' Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs' Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs' Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies House
Companies House
Crown Way
Cardiff
CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2ED

DX: ED235 Edinburgh 1

or LP – 4 Edinburgh 2 (legal post)

END